UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Synthorx, Inc.

(Name of Subject Company (Issuer))

THUNDER ACQUISITION CORP.

AVENTIS INC.

SANOFI

(Names of Filing Persons — Offerors)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

87167A103

(Cusip Number of Class of Securities)

Karen Linehan

Executive Vice President Legal Affairs and General Counsel

Sanofi

54, Rue La Boétie, 75008

Paris, France

Telephone: 011 + 33 1 53 77 40 00

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Michael J. Aiello, Esq.

Amanda Fenster, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$ 2,599,172,092	$ 337,373

*

Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of Synthorx, Inc. (the “Company”), at a purchase price of $68.00 per share, net to the seller in cash, without any interest thereon and net of any applicable withholding taxes. Such shares consist of, as of 5:00 p.m., Eastern Time, on December 18, 2019 (the most recent practicable date): (i) 32,442,647 shares of common stock of the Company (“Company Common Stock”) that were issued and outstanding; (ii) 4,627,479 options, representing the right to purchase (subject to the terms thereof) an aggregate of 4,627,479 shares of Company Common Stock, (iii) restricted stock units with respect to an aggregate of 239,471 shares of Company Common Stock and (iv) 913,522 shares of Company Common Stock available for purchase in connection with the Company’s 2018 Employee Stock Purchase Plan.

**

The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2020, effective October 1, 2019, by multiplying the transaction value by 0.00012980.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $337,373	Filing Party: Sanofi, Aventis Inc. and Thunder Acquisition Corp.
Form or Registration No.: Schedule TO-T (File No. 005-90741)	Date Filed: December 23, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by (i) Thunder Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Sanofi, a French société anonyme (“Parent”), (ii) Parent, and (iii) Aventis Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent and direct parent of Purchaser (“Aventis”) on December 23, 2019 (together with any subsequent amendments or supplements thereto, including this Amendment, the “Schedule TO”), relating to the offer by Purchaser to purchase all of the outstanding shares of common stock, par value, $0.001 per share (the “Shares”), of Synthorx, Inc., a Delaware corporation (the “Company”), at a purchase price of $68.00 per Share (the “Offer Price”) net to the seller in cash, without any interest thereon and net of any applicable withholding taxes, on the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively.

All information set forth in the Offer to Purchase, including Schedule I thereto, is incorporated by reference herein in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented as follows:

“The Offer and withdrawal rights expired as scheduled at one minute past 11:59 p.m., Eastern Time, on January 22, 2020 (such date and time, the “Expiration Time”), and the Offer was not extended. Purchaser was advised by the Depositary that, as of the Expiration Time, a total of 27,443,994 Shares (not including 1,135,448 Shares tendered by notice of guaranteed delivery for which Shares have not yet been delivered in satisfaction of such guarantee) had been validly tendered into and not properly withdrawn pursuant to the Offer, representing approximately 83.7% of the aggregate number of Shares then outstanding. Accordingly, the number of Shares validly tendered and not properly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has accepted for payment, and has stated it will promptly pay for, all Shares validly tendered and not properly withdrawn pursuant to the Offer.

As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns a number of Shares that is greater than the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent and Purchaser intend to complete the acquisition of the Company through the Merger, as promptly as practicable and without a meeting of stockholders of the Company. At the Effective Time and as a result of the Merger, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive the Offer Price, in cash, without any interest thereon and net of any applicable withholding taxes, other than (i) Shares owned by Purchaser, Parent, or any direct or indirect wholly owned subsidiary of Parent immediately prior to the Effective Time, (ii) Shares owned by the Company (or held in the Company’s treasury), (iii) Shares irrevocably accepted for purchase in the Offer or (iv) Shares held by any stockholder who is entitled to demand appraisal and who has properly exercised and perfected a demand for appraisal of such Shares pursuant to, and who has complied in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares.

Following the Merger, the Shares will no longer be listed on the NASDAQ Global Select Market and will be deregistered under the Exchange Act.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 23, 2020

Thunder Acquisition Corp.

By:	/s/ John Reed
Name: John Reed
Title: President

Sanofi

By:	/s/ Karen Linehan
Name: Karen Linehan
Title: Executive Vice President Legal Affairs and General Counsel

Aventis Inc.

By:	/s/ Chan H. Lee
Name: Chan H. Lee
Title: Vice President